Exhibit 99.1


Ad-hoc filing according to sec. 15 German Securities Trading Act

Judical award proceedings (Spruchverfahren)

Celanese AG: Initial Motion for award proceedings dismissed as inadmissable

Celanese AG received in the course of yesterday a decision of the Frankfurt a.M. District Court, by which the court dismissed as inadmissable the motion of a shareholder regarding the initiation of judical award proceedings on the appropriateness of the guaranteed fixed annual payment (Ausgleich) for the minority shareholders and the cash compensation (Abfindung) for such shareholders to be offerd in a domination- and profit and loss tranfer agreement(sec. 304 and 305 German Stock Corporation Act).

The shareholder and further plaintiffs wanted to initiate such proceedings pursuant to sec. 1 Nr. 1 of the German Act on Award Proceedings(Spruchverfahrensgesetz) because they consider the cash compensation (Abfindung) in the amount of EUR 41,92 per share and the guaranteed fixed annual payment (Ausgleich) per share in the gross amount of EUR 3,27 p.a., both as offered by the domination- and profit and loss tranfer agreement between Celanese Europe Holding GmbH & Co. KG (formerly: BCP Crystal Acquisition GmbH & Co. KG)and Celanese AG to be inadequate.

In the reasons for its decsions the court mentions that the motions for the initiation of award procedings of all further 43 plaintiffs are inadmissable as well. The ruling of the court is subject to appeal (sofortige Beschwerde).

The ruling has no impact on the motions of several minority shareholders of Celanese AG to set aside the resolution of Celanese AG's shareholder meeting that approved the domination- and profit and loss tranfer agreement.


Kronberg/Taunus, 15.03.2005
Management Board